United States securities and exchange commission logo





                             June 13, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Stellar Lumens Trust (XLM)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Stellar
Lumens Trust (XLM)
                                                            Registration
Statement on Form 10
                                                            Filed May 5, 2022
                                                            File No. 000-56434

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Please disclose as of a recent date the percentage of the total circulating supply of XLM held by the Trust and
discuss any material risks associated with the size of the Trust's position. Please also
discuss whether this percentage ownership will allow the Trust or the Sponsor to
participate in or otherwise influence the development of the Stellar
                                                        Network.
   2. We note your description of XLM as being created through a "hard fork in the Ripple
                                                        Network" and as having
several similarities with XRP, a crypto asset created by Ripple
                                                        Labs. Please disclose
the differences and similarities between XLM and XRP, including any differences or
similarities in the creation, promotion or sale of each crypto asset. In addition, please
disclose, in your summary section, a summary of XLM's differences and similarities with XRP,
and state that the outcome of the SEC   s enforcement action against
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
Comapany
June       NameGrayscale Stellar Lumens Trust (XLM)
     13, 2022
June 13,
Page 2 2022 Page 2
FirstName LastName
         XRP may affect the Sponsor   s analysis regarding the status of XLM as
a "security" under
         the U.S. federal securities laws and that, if XRP is found to be a security, this may have a material adverse effect on the Trust and the Shares. In this regard, we note your disclosure on page 37.

3.       Please provide us with your analysis that XLM is not a security under
Section 2(a)(1) of
         the Securities Act.
Cover Page

4. Please clarify here and throughout that the Shares quoted on the OTCQX have traded at both a premium and a discount to the value of the Trust's Digital Asset Holdings per
         Share. In this regard, we note that from January 1, 2022 to April 28, 2022, the maximum discount of the closing price of the Shares quoted on OTCQX below the value of the
         Trust   s Digital Asset Holdings per Share was 10% and the average discount was 4%.
Overview
The Trust and the Shares, page 4

5. We note your disclosure that Stellar Lumens has a current circulating supply of 24.7 billion, that, as of December 31, 2021, the 24-hour trading volume of Stellar Lumens was approximately $303 million, and that, as of December 31, 2021, the aggregate market value of Stellar Lumens was $6.6 billion. So that investors have a point of comparison, please disclose the circulating supply Bitcoin, the 24-hour trading volume of Bitcoin and the aggregate market value of Bitcoin. In this regard, we note that you compare
         Stellar Lumens to Bitcoin throughout the registration statement.
6. Please revise to disclose here that, as of December 31, 2021, XLM was the 28th largest crypto asset by market capitalization as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 23.
7. Please revise to include a summary of the Stellar Development Foundation's current role in the distribution of XLM and the percentage of XLM it currently holds. In addition, please revise to include a summary of how the validation on the Stellar Network differs from proof-of-work and proof-of-stake.
8. Please summarize the privacy features of XLM. In this regard, we note your disclosure on page 28 that "[s]ervice providers may decide to terminate their relationships with the Trust due to concerns that the introduction of privacy enhancing features to the Stellar Network may increase the potential for XLM to be used to facilitate crime, exposing such service providers to potential reputational harm."
9. Please revise to include a discussion of the fact that XLM has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of XLM for its primary purpose. In this regard, we note your disclosure on page 57.
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
Comapany
June       NameGrayscale Stellar Lumens Trust (XLM)
     13, 2022
June 13,
Page 3 2022 Page 3
FirstName LastName
Summary of Risk Factors, page 9

10. Please revise the second to the last bullet point on page 9 to disclose that, as of December
         31, 2021, SDF held 25 billion of the 50 billion XLM. Similarly, please revise the first risk factor on page 16 to disclose the percentage of XLM held by SDF.
Risk Factors
Risk Factors Related to Digital Assets, page 12

11. Please discuss risks related to the perception that the Stellar Network may not be a decentralized network due to the fact that one entity controls and distributes XLM and that there are a limited number of validators. Discuss what impact this may have on the success and adoption of XLM. Please also consider revising your statement on page
         57 that the Stellar Network has "many" validators to disclose the number of validators the
         Stellar Network currently has.
12. Given the Stellar Network's primary function as a cross-currency payment platform, please include risks related to the use of the Stellar Network for money laundering or other illicit purposes, and the effect that such activities could have on the value of XLM and the Trust's shares, including, but not limited to, the risk of potential criminal or civil suits or the removal of XLM from crypto asset exchanges.
If the digital asset award for validating blocks, page 16

13. Please revise to disclose here that validators do not receive a digital asset reward for acting on the Stellar Network.
Competition from the emergence or growth of other digital assets, page 23

14. We note your disclosure on page 24 that XLM is currently supported by fewer "regulated exchanges" than crypto assets such as Bitcoin and Ether. Please clarify what you mean by
         "regulated exchanges."
Risk Factors Related to the Trust and the Shares
The Trust Agreement includes provisions that limit shareholders' voting , page
32

15. We note your disclosure on page 32 that the derivative actions provision in the Trust
         Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in
Exhibit 4.1 is silent as
         to whether the provision applies to claims under the Securities Act or Exchange Act.
         Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. The Sponsor is solely responsible for determining the value, page 33

16. We note your disclosure on page 53 that on February 1, 2022 the Index Price Provider and the Sponsor entered into the Index License Agreement. If material, please disclose how
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
Comapany
June       NameGrayscale Stellar Lumens Trust (XLM)
     13, 2022
June 13,
Page 4 2022 Page 4
FirstName LastName
         the use of the the Index Price under the current agreement impacted the Trust and investors as compared to the methodology used under the prior agreement.
Risk Factors Related to the Regulation of the Trust and the Shares
A determination that ZEN or any other digital asset is a "security", page 36

17. We note your disclosure on page 36 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that XLM may in the future be found by the SEC or a federal court to be a security notwithstanding
the Sponsor   s
         conclusion that XLM is not a security. Please revise here to clarify that XLM, based on the relevant facts as they exist today, may be a security under the federal securities laws.
18.      We note your disclosure on page 37 regarding the impact of the SEC   s
complaint against
         the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please
         expand your discussion of the impact of the SEC   s action against the
promoters of XRP to
         disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust
         (XRP).
Regulatory changes or actions in foreign jurisdictions may, page 38

19. We note your disclosure on page 39 that "[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . .
         Russia . . ., or otherwise negatively affect the value of XLM." Please disclose whether
         Russia's invasion of Ukraine has impacted the value of XLM or trading volume of XLM.
Overview of Stellar Lumens
Creation of New XLM, page 49

20. Please explain further the differences, and any potential risks that may be associated with the fact that the Stellar Development Foundation created the full amount of XLM and then distributes it via its distribution procedures, as opposed to block creation via mining, or validation, as associated with crypto assets such as Bitcoin. Please explain how a centralized distribution procedure, which can be changed by the SDF, may present risks as to the future volume or price of XLM.
The Index and the Index Price, page 52

21. We note your disclosure on page 53 that the Sponsor agreed to the Index License
         Agreement with the Index Provider on February 1, 2022 and terminated a previous license agreement. To the extent that the quantitative disclosure throughout regarding the Trust's
         Digital Asset Holdings are based upon a different methodology than the one used in the current Index License Agreement, please explain the material differences between how
 Michael Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
June 13, 2022
Page 5
         the index price under such previous agreement was calculated and how the Index Price under the present Index License Agreement is calculated, and explain the reason for terminating the previous agreement and entering into the present Index License
         Agreement.
22. Please confirm that you have provided a materially complete description of the Index
         Price methodology.
Forms of Attack Against the Stellar Network, page 56

23. We note your disclosure on page 56 that "the Stellar Network requires users to maintain a list of trusted validators to verify transactions on the Stellar Ledger," and that "[i]f a malicious actor were to gain control over a sufficient number of trusted validators it would have the ability to manipulate the Stellar Ledger and thus the Stellar Network." Please expand your disclose here to explain who is considered a "user", how each user maintains a list of validators, and how a malicious actor would gain control of validators.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



FirstName LastNameMichael Sonnenshein                          Sincerely,
Comapany NameGrayscale Stellar Lumens Trust (XLM)
                                                               Division of
Corporation Finance
June 13, 2022 Page 5                                           Office of
Finance
FirstName LastName